Exhibit 99.1

LexinFintech Announces US$300 Million Private Placement of Convertible Notes with PAG

SHENZHEN, China, September 11, 2019 /PRNewswire/ — LexinFintech Holdings Ltd. (NASDAQ: LX) (“Lexin” or the “Company”), a leading fintech platform for educated young adults in China, today announced that it has entered into a convertible note purchase agreement with PAG, a leading Asia-focused private equity firm with over US$30 billion in capital under management, pursuant to which the Company will issue and sell convertible notes in an aggregate principal amount of US$300 million to PAG through a private placement.  The private placement is subject to satisfaction of customary closing conditions and is expected to close on or around September 16, 2019. The gross proceeds raised from this placement will be approximately US$296.4 million.

The convertible notes will mature in seven years, bearing interest at a rate of 2.0% per annum. The notes will be convertible into fully paid Class A ordinary shares of the Company or ADSs at a conversion price of US$14 per ADS at the holder’s option from the date that is six months after the issuance date.  The holder of the notes will have the right to require the Company to repurchase for cash all or any portion of the notes on the fourth anniversary of the issuance date.

At closing, the Company will appoint to its Board of Directors one person designated by PAG.

Mr. Jay Wenjie Xiao, Founder, chairman and chief executive officer of the Company, said, “We are excited to have PAG as our new investor. This investment will enable Lexin to further develop and enhance our consumption-based ecosystem, improve product offerings to our educated adult customers, continue to invest in technology, build up additional consumption scenarios, and provide more consumer benefits to our customers.”

“PAG has a strong commitment to and deep understanding of China’s financial services industry, and we have a demonstrated track record of seeking out and engaging with the industry’s leading companies,” said PAG Chairman & CEO Weijian Shan. “Lexin has an unparalleled platform for meeting young consumers’ credit needs while strictly controlling and minimizing credit risks, which makes it unique, and we are looking forward to supporting the company as it embarks on its next stage of growth.”

Goldman Sachs (Asia) L.L.C., BofA Merrill Lynch and China Renaissance acted as the placement agents to Lexin on the transaction.

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of users funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

About PAG

PAG is a leading Asia-focused private equity firm. Based in Hong Kong, PAG delivers value to its investors and portfolio companies by providing a world-class platform and an unparalleled network of local, experienced investment professionals in 10 offices across Asia and around the world. PAG currently manages more than US$30 billion in capital for some of the world’s largest institutional investors in North America, Europe, Asia and Mideast. PAG’s private equity funds focus on investing across the financial services, consumer, healthcare, business products, and technology, media & entertainment sectors. The firm has invested in significant buyout and structured minority opportunities, including Yingde Gases, China’s largest independent supplier of industrial gases; Tencent Music Entertainment, China’s leading online music entertainment platform; and Joyson Safety Systems, one of the world’s largest manufacturers of vehicle safety systems. PAG is a leading investor in the financial services industry, with a portfolio of investments including Herald Pacific Leasing, Dashu Finance and Samoyed Financial. Its partners led landmark transactions to acquire control of Shenzhen Development Bank, a nationwide bank in China, Korea First Bank, a leading bank in South Korea, and UniTrust Leasing, all with huge success, earning its investors billions of dollars in profits. For more information, visit www.pag.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com